Exhibit 1

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Announces Results of 2011 Annual General Meeting

BEIJING, September 21, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, today announced the results of the Company's 2011 Annual Meeting of Shareholders, which was held on Wednesday, September 21, 2011 in Hong Kong:

•	Camelot’s shareholders passed a Resolution of Shareholders for Special Matters approving the adoption of the Company’s Third Amended and Restated Memorandum and Articles of Association.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

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